Filed Under Rule 433
Registration No. 333-135813

GE Interest Plus®

P.O. Box 6294
Indianapolis, IN 46209
(800) 433-4480

March 25, 2009
Dear Investor,
We are writing to you today to update you on recent changes to our credit ratings:
•	On 3/12/09, Standard & Poor’s (S&P) announced a downgrade of General Electric Company’s (GE) and General Electric Capital Corporation’s (GECC) long-term ratings from AAA to AA+, with a “stable” outlook. The ratings downgrade does not affect GE’s and GECC’s short-term funding ratings of A-1+, which was affirmed. The action follows a thorough review of GE’s and GECC’s portfolio by S&P. S&P defines a company with this rating as having a “very strong capacity to meet its financial commitments.” Also, S&P’s “stable” outlook means the rating is unlikely to change in the next six months to two years.

•	On 3/23/09, Moody’s Investors Service (Moody’s) announced a downgrade of GE and GECC’s long-term ratings from Aaa to Aa2 with a “stable” outlook. The ratings downgrade does not affect GE’s and GECC’s short-term funding rating of Prime-1 (P-1), which was affirmed. Moody’s defines obligations rated Aa (1-3) as judged to be of high quality and subject to very low credit risk. In its review, Moody’s highlighted that GECC has successfully strengthened its capital and liquidity to better protect its global businesses in this environment.
A description of S&P’s and Moody’s credit ratings can be found on the back of this communication.
Sincerely,
GE Interest Plus
GE Interest Plus is an investment in the senior, unsecured corporate debt of the General Electric Capital Corporation. You should note that GE Interest Plus Notes are not a money market fund, which is generally a diversified fund consisting of investment in short term debt securities of many companies. Unlike bank accounts and certificates of deposit, GE Interest Plus is not an FDIC-insured deposit. GE Interest Plus is not guaranteed under the FDIC’s Temporary Liquidity Guarantee Program. It is possible to lose money if GE Capital is unable to pay its debts. Please see the prospectus for important investment information.
The issuer has filed a registration statement (including a prospectus) [Registration Statement No. 333-135813] with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter, or any dealer participating in the offering will arrange to mail you the prospectus if you request it by calling toll free 1-800-433-4480.

Standard & Poor’s long-term credit ratings1
According to Standard & Poor’s, “an issuer credit rating is a current opinion of the obligor’s overall financial capacity (its creditworthiness) to pay its financial obligations.” The issuer credit rating “is not a recommendation to purchase, sell, or hold a financial obligation issued by an obligor, as it does not comment on market price or suitability for a particular investor.” Definitions of Standard & Poor’s long-term ratings for issuers appear below. Please contact Standard & Poor’s for more information.
Investment Grade

AAA	Extremely strong capacity to meet its financial commitments. Highest rating.

AA	Very strong capacity to meet its financial commitments. This rating differs from the highest-rated obligors only to a small degree.

A	Strong capacity to meet its financial commitments, but is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligors in higher-rated categories.

BBB	Adequate capacity to meet its financial commitments. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitments.
Speculative Grade

BB	Less vulnerable in the near-term than lower rated obligors but faces major ongoing uncertainties and exposure to adverse business, financial, or economic conditions, which could lead to the obligor’s inadequate capacity to meet its financial commitments.

B	More vulnerable than the obligors rated BB, but the obligor currently has the capacity to meet its financial commitments. Adverse business, financial or economic conditions will likely impair the obligor’s capacity or willingness to meet its financial commitments.

CCC	Currently vulnerable and is dependent on favorable business, financial and economic conditions to meet financial commitments.

CC	Currently highly vulnerable.

R	Under regulatory supervision owing to its financial condition.

SD or D	An obligor has failed to pay one or more of its financial obligations when it came due.
Ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major categories.

1 Source: Standard & Poor’s Ratings Definitions, Ratings Direct®, Standard & Poor’s, December 1, 2008.
Moody’s long-term credit ratings2
Moody’s defines a rating as their “opinion of the credit quality of individual obligations or of an issuer’s general creditworthiness.” According to Moody’s a rating is not a recommendation to buy or sell, nor is it a guarantee that default will not occur. Their long-term credit rating scale runs from a high of Aaa to a low of C, with 21 notches. The scale is divided into two sections, investment grade and speculative grade, and can be found below. Please contact Moody’s Investors Service for more information.
Investment Grade

Aaa	Obligations are judged to be of the highest quality, with minimal credit risk.

Aa1, Aa2, Aa3	Obligations are judged to be of high quality and are subject to very low credit risk.

A1, A2, A3	Obligations are considered upper-medium-grade and are subject to low credit risk.

Baa1, Baa2, Baa3	Obligations are subject to moderate credit risk. They are considered medium-grade and as such may possess certain speculative characteristics.
Speculative Grade

Ba1, Ba2, Ba3	Obligations are judged to have speculative elements and are subject to substantial credit risk.

B1, B2, B3	Obligations are considered speculative and are subject to high credit risk.

Caa1, Caa2, Caa3	Obligations are judged to be of poor standing and are subject to very high credit risk.

Ca	Obligations are highly speculative and are likely in, or very near, default, with some prospect of recovery of principal and interest.

C	Obligations are the lowest rated class of bonds and are typically in default, with little prospect for recovery of principal or interest.
Moody’s appends numerical modifiers 1,2, and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

2 Source: Moody’s Ratings Symbols & Definitions, Moody’s Investors Service, March 2007.